

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Via E-mail
Darin M. Myman
Chief Executive Officer
Peoplestring Corporation
157 Broad Street, Suite 109
Red Bank, NJ 07701

**Re:    Peoplestring Corporation**
**Amendment No. 1 to Registration Statement on Form S-1**
**Filed August 2, 2011**
**File No. 333-174949**

Dear Mr. Myman:

We have reviewed your amended registration statement and response letter, and have the following comments. References to prior comments refer to those contained in our letter dated July 13, 2011.

General

1. Please revise the facing page of your registration statement to provide the correct number assigned by EDGAR to this filing (file no. 333-174949).

2. Please revise your registration statement generally to ensure that it contains current information. As examples only, update the following disclosures: the closing price of your common stock set forth on the prospectus cover page, the number of outstanding shares of common stock prior to the offering being registered on page 7, and the beneficial ownership information on pages 15 and 34.

3. The financial statements in your registration statement should be updated as required to comply with Rule 8-08 of Regulation S-X. Revise accordingly, and update corresponding disclosure throughout your filing, including Management's Discussion and Analysis.

4. We note your response to prior comment 5. We continue to believe that Rule 416 does not apply to additional shares of common stock issuable pursuant to the "full-ratchet" exercise price adjustments contained in Section 3(b) of your Series A and Series C Warrants. Such full-ratchet adjustments are not "similar transactions" within the meaning of Rule 416, as they provide different, and greater, protection to warrant holders than do "terms that provide for a change in the amount of securities being offered or issued to prevent dilution resulting stock splits, stock dividends," or standard anti-dilution provisions.

Your response cites SEC Release No. 33-4806, which provides in relevant part that Rule 416(a) applies in certain instances when additional securities are issued upon exercise of rights "to prevent a dilution of [the rights holder's] interest resulting from… issuances of additional securities at less than the option or conversion price." This language appears properly limited to anti-dilution provisions pursuant to which the features of the derivative security are adjusted as necessary to maintain the equity interest in the company acquirable by the holder, as distinct from provisions like the full-ratchet adjustments contained in your warrants that enable the holder to obtain shares at the lowest price at which common stock is or may be granted during the term of the warrant, thereby potentially increasing the holder's equity interest in the company. Accordingly, as previously requested, please confirm your understanding that Rule 416 will not be applicable to additional shares issuable as a consequence of the full-ratchet price adjustments contained in your warrants.

<u>Selling Security Holders, page 14</u>

5.     You disclose in footnote 12 to the selling security holder table that on March 17, 2011, Cougar Trading, LLC purchased shares of your common stock from BigString Corporation pursuant to a stock purchase agreement and that in connection with the stock purchase agreement, PeopleString entered into a separate registration rights agreement with Cougar. We note from disclosure elsewhere in the prospectus that BigString is a significant shareholder of the company and that the officers and directors of PeopleString are also the officers and directors of BigString. Please tell us what consideration you have to providing disclosure pursuant to Item 404 of Regulation S-K with respect to the above-mentioned transactions involving BigString and the company.

6.     Further, tell us what consideration you gave to filing the agreement providing Cougar with registration rights as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

7.     You indicate in response to prior comment 7 that you have revised the footnotes to the selling security holder table to discuss the type of business engaged in by Cougar and to state that this selling security holder is not a broker-dealer or broker-dealer affiliate. We are unable to locate this revised disclosure, however, and accordingly, we re-issue prior comment 7.

Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: <u>Via E-mail</u>
  Gregg E. Jaclin, Esq., Anslow & Jaclin, LLP